SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*

                         Flow International Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    343468104
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 5, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 343468104                                          Page 2 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.65%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 343468104                                          Page 3 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.65%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 343468104                                          Page 4 of 9 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,201,300
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,201,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,201,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.19%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 5 amends the Schedule 13D filed on February 2, 2007 (as amended by Amendment No. 1 thereto filed on April 4, 2007, Amendment No. 2 thereto filed on April 23, 2007, Amendment No. 3 thereto filed on April 9, 2008, Amendment No. 4 thereto filed on September 9, 2008 and this Amendment No. 5, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual, and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with Mr. Loeb and the Management Company, the "Reporting Persons"). This Amendment No. 5 relates to the Common Stock, par value $0.01 per share, of Flow International Corporation, a Washington corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which the Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof, the Management Company and Mr. Loeb beneficially own 1,750,000 shares of Common Stock (the "Shares"). The Shares represent 4.65% of the 37,636,554 shares of Common Stock outstanding as of November 28, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2008. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. The Offshore Fund directly beneficially owns 1,201,300 shares of Common Stock, representing 3.19% of the outstanding shares of Common Stock as of the date hereof.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,750,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 1,201,300 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock. All of the transactions set forth on Schedule A and Schedule B were effected in the NASDAQ Global Market. Except as set forth on Schedules A and B, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Offshore Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on December 5, 2008. The Management Company and Mr. Loeb ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on December 9, 2008. As of the date hereof, none of the Reporting Persons are the beneficial owners of more than five percent of the outstanding Common Stock.

Item 7.   Material to Be Filed as Exhibits.

99.7 Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to Amendment No. 4 to Schedule 13D filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to Flow International Corporation and is incorporated herein by reference.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2008

                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By:  Daniel S. Loeb, Director


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact







               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                 WITH RESPECT TO FLOW INTERNATIONAL CORPORATION]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


     Date          Transaction             Shares            Price Per Share($)
     ----          -----------             ------            ------------------

---------------- ------------------ ----------------------- --------------------
  12/05/2008           SELL              (1,150,000)                1.358
---------------- ------------------ ----------------------- --------------------
  12/05/2008           SELL                (50,000)                 1.388
---------------- ------------------ ----------------------- --------------------
  12/08/2008           SELL               (650,000)                 1.350
---------------- ------------------ ----------------------- --------------------
  12/09/2008           SELL               (250,000)                 1.370
---------------- ------------------ ----------------------- --------------------

                                   Schedule B
                                   ----------


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


     Date          Transaction             Shares            Price Per Share($)
     ----          -----------             ------            ------------------

---------------- ------------------ ----------------------- --------------------
  12/05/2008           SELL               (714,200)                 1.358
---------------- ------------------ ----------------------- --------------------
  12/08/2008           SELL               (445,800)                 1.350
---------------- ------------------ ----------------------- --------------------
  12/09/2008           SELL               (170,800)                 1.370
---------------- ------------------ ----------------------- --------------------